UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Jet Token Inc.

(Exact name of issuer as specified in its charter)

Delaware	32-0570872
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Drive, Suite 200

Las Vegas, Nevada 89135

(Mailing Address of principal executive offices)

(702) 747-4000

Issuer’s telephone number, including area code

In this report, the term “Jet Token”, ”we,” “us” or “the company” refers to Jet Token Inc. and its consolidated subsidiaries.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022. The consolidated financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although, in the opinion of management, all adjustments and disclosures necessary for a fair presentation of the unaudited consolidated financial statements have been included. The results of operations for the six-months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

Overview

We intend to combine concepts from fractional jet membership programs with lessons learned from building blockchain communities. We believe the tokenization of flight hours hours under (as we mature) fractional jet and jet card programs offer the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. We believe our purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

Our company was formed on June 4, 2018 (“Inception”) and we have limited operating history and revenue generating activity through June 30 2022. These matters raise concern about our ability to continue as a going concern. During the next twelve months, we intend to fund our operations with operating revenue and with capital raised from our prior and current equity offering under Regulation A and additional equity offerings. The Company also has the ability to reduce cash burn to preserve capital. There are no assurances, however, that we will continue to be able to raise capital on terms acceptable to us.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the near-term scope of our planned development and operations, which could delay implementation of our business plan and harm our business, financial condition and operating results.

Results of Operations

Six Months ended June 30, 2022 Compared to Six Months ended June 30, 2021

	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	(unaudited)	(unaudited)
Revenues	$7,740,979	$170,911
Cost of revenues	6,927,960	356,427
Gross profit (loss)	813,019	(185,516)

Operating Expenses:
General and administrative (including stock-based compensation of $2,371,247 and $1,007,599, respectively)	3,419,978	2,024,869
Sales and marketing	163,141	566,217
Research and development	46,172	48,436
Total operating expenses	3,629,291	2,639,522

Operating loss	(2,816,272)	(2,825,038)

Other (income) expense	(3)	(121,002)

Loss before provision for income taxes	(2,816,269)	(2,704,036)

Provision for income taxes	800	–

Net loss	$(2,817,069)	$(2,704,036)

We generate revenue from three primary sources: a fractional ownership program, a jet card program and ad hoc charters through our App. Under our fractional ownership program, a customer can purchase an ownership share in a jet which guarantees the customer access to the jet for a preset number of hours per year. The fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. Our jet card program provides the customer with a preset number of hours of guaranteed private jet access at a fixed hourly rate over the agreement term (generally a year), typically paid 100% upfront. The Company also generates revenues from individual ad hoc charter bookings sourced through our App. We recognize revenue upon transfer of control of our promised services, which generally occurs upon the flight hours being used or, in the case of unused hours under our fractional jet and jet card programs, at the end of the contract term. Revenues from the sale of fractional or whole interests in an aircraft is recognized at the time title to the aircraft is transferred to the purchaser, which generally occurs upon delivery or ownership transfer.

We began recording revenue in September 2020 reflecting services and brokerage fees related to charter bookings through our App. In July 2021, we leased a HondaJet under a short-term lease arrangement, terminated in February 2022, and acquired two HondaJet Elite aircraft through June 30, 2022. We generated revenue by flying our jet card and ad hoc charter customers, as well as from the disposition of one of the HondaJet Elite aircraft. We incurred operating expenses related to the operation of our aircraft and made payments to Cirrus for the management of our aircraft.

In the six months ended June 30, 2022, we booked approximately $805,000 in revenue related to sales of jet cards and at June 30, 2022 had deferred revenue of approximately $1.4 million related to prepaid flight hours for which the related travel had not yet occurred. We also recorded approximately $282,000 in revenue related to charter bookings during the six months ended June 30, 2022. In June 2022, we received an unsolicited offer for the purchase of a HondaJet Elite. After an internal financial and legal review, we determined that the sale of the aircraft would offer a net benefit to our stakeholders and completed the sale in June 2022, which contributed approximately $965,000 to our gross profit for the period. We recorded higher costs of revenues as a percentage of total revenue in the six months ended June 30 2022 compared to the 2021 period primarily as a result of the gross profits from the aircraft sale in the 2022 period as well as our carrying the costs for pilots trained for our aircraft in the 2021 period prior to delivery of (and generating revenue from) our leased our aircraft.

Net loss was generally flat period over period, primarily reflecting an increase in stock-based compensation, a non-cash expense, from approximately $1.0 million in the 2021 period to approximately $2.4 million in the 2022 period, offset in large part by the net proceeds from our sale of a HondaJet Elite in June 2022 and reduced production expenses for our advertising. Our other operating expenses remained relatively flat due to the ramp up of costs and expenses in preparation for the delivery of aircraft beginning in July 2021.

Liquidity and Capital Resources.

As of June 30, 2022, our cash and equivalents were approximately $733,000, including approximately $500,000 of restricted cash under our aircraft leasing arrangements described below. Our cash utilization rate has remained relatively flat at $130,000 per month compared to the end of 2021. The private jet industry is experiencing a period of strong demand such that our largest competitors have had to suspend sales entirely for periods of time, and have only then been able to offer wait-list participation in their jet card and fractional ownership programs. To the extent certain competitors returned to market in the third quarter of 2022, their programs generally carried reduced assurance of aircraft availability, longer terms and higher costs, respectively.

To date, we have funded our operations primarily through the issuance of equity securities, aircraft leasing arrangements and, to a lesser extent, loans and advances from our Executive Chairman. In February 2020, we commenced an offering under Regulation A for a maximum offering amount of $10,000,000, which terminated on December 31, 2020. We issued 32,942,282 shares of Non-voting Common Stock in this offering representing approximately $9.9 million in gross proceeds. In May 2021, we commenced an offering under Regulation A under which we are offering up to 29,173,333 share of Non-voting Common Stock for maximum gross proceeds of approximately $21.9 million. We have received subscriptions for approximately 6.4 million shares to date under this offering, representing approximately $4.8 million in gross proceeds.

In August 2022, we executed a Share Purchase Agreement with GEM Yield LLC SCS and GEM Yield Bahamas Limited (together with GEM Yield LLC SCS, "GEM"). Upon our common stock being publicly listed on a U.S. securities exchange, such as the NYSE or NASDAQ, we will have the right to periodically issue and sell to GEM, and GEM has agreed to purchase, up to $40,000,000 aggregate value of shares of our common stock during the 36-month period following the date of listing. In consideration for these services, we have agreed to pay GEM a commitment fee equal to $800,000 payable in cash or freely tradable shares of common stock, payable on or prior to the first anniversary of the date of listing. On the date of listing, we will also issue GEM a warrant granting it the right to purchase up to 6% of our outstanding common stock on a fully diluted basis as of the date of listing. The warrant will have a term of 3 years. We have also entered into a Registration Rights Agreement with GEM, obligating the Company to file a registration statement with respect to resales of the shares of Common Stock issued to GEM under the Share Purchase Agreement and upon exercise of the warrant.

In November 2021 and April 2022, we entered into five-year leasing arrangements for the financing of our first two HondaJet Elites. At any time during the term, we have the option to purchase either aircraft from the lessor at the aircraft’s fair market value at that time. We exercised this option for one of our aircraft and sold the aircraft to a third party as discussed above, thereby terminating the lease. Subsequent to June 30, 2022, we accepted delivery of an additional two HondaJet Elites, which were fully sold under our fractional ownership program.

The lease term for the sole leased aircraft is for 60 months and requires monthly lease payments of $45,750 per month. The lease agreement also requires us to hold a liquidity reserve of $500,000 in a separate bank account pledged as security to the lessor, which we record as restricted cash on our balance sheet, as well as a maintenance reserve of approximately $690,000, which is held by the lessor in the event the lessor determines that the aircraft is not being maintained in accordance with the lease requirements or to prevent deterioration of the aircraft. Events of default under the leasing arrangement include, among other things, failure to make the monthly payments (with a 10-day cure period), default on other indebtedness, breaches of covenants related to insurance and maintenance requirements, change of control or merger, insolvency and a material adverse change in our business, operations or financial condition. Please see Note 5 and Note 8 to our unaudited financials statements for the six months ended June 30, 2022 for a further discussion of these leasing arrangements including, as of June 30, 2022, the Company’s remaining monthly lease payment obligations.

In May 2020, we received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act which was forgiven in its entirety in the first half of 2021.  In February 2021, we received a second loan in the amount of $86,360 pursuant to the PPP program under the revised CARES Act, which was forgiven in its entirety in July 2021. In July 2021, we entered into a loan agreement with StartEngine Primary, LLC, which allows for advances up to an aggregate amount of $500,000 to pay for advertising and promotion services in connection with our equity offering. The advances are non-interest bearing and are repaid from the proceeds of our offering. As of December 31, 2021, we had a balance of $194,727 due on this loan which was repaid in full in the first half of 2022. See Note 4 to our unaudited financial statements for the six months ended June 30, 2022 for a description of these loans.

In 2020, our Founder and Executive Chairman, Mike Winston, advanced us approximately $80,000 in the form of a non-interest-bearing loan, which was repaid in full during 2020. In 2021 and 2022, he further advanced us approximately $200,000 and $42,000, respectively, all of which was repaid in full in the first half of 2022.

Trend Information

Our business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond our control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of our business model and COVID-19 issues more fully described below. These adverse conditions could affect our financial condition and the results of operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus included restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it had an adverse impact on the economies and financial markets of many countries, including the geographical area in which we operate, and a severe impact on the travel industry generally. While these travel restrictions have ended for the most part, it is unknown how long the lingering impact on the travel industry will last or, if another similar situation were to occur, what the complete financial effect would be to us. We continue to monitor travel behavior and explore opportunities in regard to private jet travel in response to this uncertainty.

While Covid-19 has negatively impacted aviation as a whole, we believe the private jet sector has been less effected as people who previously had not used private jets are utilizing light jets like our HondaJet Elites for safety reasons and people who previously had used larger, more expensive, private jets but have felt the effects of the current business environment, are downsizing to smaller jets for economic reasons. North American business jet flight activity is up 15.8% in the first half of 2022 compared to the prior year comparable period, with each month in the period posting a year-over-year increase.

Item 2. Other Information

None.

Item 3. Financial Statements

JET TOKEN INC.

CONSOLIDATED FINANCIAL STATEMENTS

as of

June 30, 2022 (UNAUDITED) and
DECEMBER 31, 2021

Jet Token Inc.

JET TOKEN INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$733,354	$643,494
Other current assets	787,497	79,548
Total current assets	1,520,851	723,042

Property and equipment, net	6,654	7,495
Intangible assets, net	221,360	287,711
Right-of-use asset	2,330,601	-
Other assets	1,142,882	1,122,789
Total assets	$5,222,348	$2,141,037

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$343,202	$296,201
Accrued liabilities	71,800	116,113
Deferred revenue	1,383,213	436,331
Related party advances	-	200,196
Lease liability, current portion	487,619	-
Line of credit	-	194,727
Total current liabilities	2,285,834	1,243,568

Lease liability, net of current portion	1,780,707	-
Total liabilities	4,066,541	1,243,568

Commitments and contingencies (Note 5)	-	-

Stockholders' Equity
Series Seed Preferred stock, 10,000,000 shares authorized, $0.0000001 par value, 983,333 issued and outstanding	29,500	29,500
Series CF Non-voting Preferred stock, 25,000,000 shares authorized, 18,826,385 issued and outstanding	704,396	704,396
Preferred Stock, 15,000,000 shares authorized, $0.0000001 par value, 0 issued and outstanding	-	-
Common stock, 300,000,000 shares authorized, par value $0.0000001, 78,353,333 and 78,353,333 issued and outstanding, respectively	8	8
Non-voting Common Stock, 200,000,000 shares authorized, par value $0.0000001, 44,379,013 and 42,169,330 issued and outstanding, respectively	4	4
Subscription receivable	(96,600)	(96,600)
Additional paid-in capital	22,253,345	19,177,938
Accumulated deficit	(21,734,846)	(18,917,777)
Total stockholders' equity	1,155,807	897,469
Total liabilities and stockholders' equity	$5,222,348	$2,141,037

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Revenues	$7,740,979	$170,911

Cost of revenues	6,927,960	356,427

Gross profit (loss)	813,019	(185,516)

Operating Expenses:
General and administrative (including stock-based compensation of $2,371,247 and $1,007,599, respectively)	3,419,978	2,024,869
Sales and marketing	163,141	566,217
Research and development	46,172	48,436
Total operating expenses	3,629,291	2,639,522

Operating loss	(2,816,272)	(2,825,038)

Other (income) expense:
Other income	(3)	(121,002)
Total other (income) expense	(3)	(121,002)

Loss before provision for income taxes	(2,816,269)	(2,704,036)

Provision for income taxes	800	-

Net Loss	$(2,817,069)	$(2,704,036)

Weighted average shares outstanding - basic and diluted	121,855,571	116,913,029
Net loss per share - basic and diluted	$(0.02)	$(0.02)

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance at December 31, 2020	983,333	$29,500	18,826,385	$704,396	85,000,000	$9	31,402,755	$3	$(522,966)	$5,743,728	$(3,152,528)	$2,802,142
Stock option compensation	-	-	-	-	-	-	-	-		1,007,599	1,007,599
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	1,747,502	-	(10,590)	638,119	-	627,529
Receipt of subscription receivable	-	-	-	-	-	-	-	-	522,966	-	-	522,966
Share exchange	-	-	-	-	(6,646,667)	(1)	6,646,667	1	-	-	-	-
Offering costs	-	-	-	-	-	-	-	-	-	(737,094)	-	(737,094)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,704,036)	(2,704,036)
Balance at June 30, 2021 (unaudited)	983,333	$29,500	18,826,385	$704,396	78,353,333	$8	39,796,924	$4	$(10,590)	$6,652,352	$(5,856,564)	$1,519,106

	Series Seed Preferred Stock		Series CF Non-Voting Preferred Stock		Common Stock		Non-voting Common Stock		Subscription	Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Paid-in Capital	Deficit	Equity
Balance at December 31, 2021	983,333	$29,500	18,826,385	$704,396	78,353,333	$8	42,169,330	$4	$(96,600)	$19,177,938	$(18,917,777)	$897,469
Stock option compensation	-	-	-	-	-	-	-	-	-	2,371,247	-	2,371,247
Sale of Non-Voting Common Stock for cash	-	-	-	-	-	-	2,209,683	-	-	1,649,116	-	1,649,116
Offering costs	-	-	-	-	-	-	-	-	-	(944,956)	-	(944,956)
Net loss	-	-	-	-	-	-	-	-	-	-	(2,817,069)	(2,817,069)
Balance at June 30, 2022 (unaudited)	983,333	$29,500	18,826,385	$704,396	78,353,333	$8	44,379,013	$4	$(96,600)	$22,253,345	$(21,734,846)	$1,155,807

See accompanying notes to the financial statements

JET TOKEN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,817,069)	$(2,704,036)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	67,192	66,348
Gain on loan forgiveness	-	(121,000)
Stock-based compensation	2,371,247	1,007,599
Non-cash operating lease costs	245,435	-
Changes in operating assets and liabilities:
Accounts receivable	-	400
Other current assets	(707,949)	(20,212)
Accounts payable	47,001	(7,583)
Accrued liabilities	(44,313)	(593)
Deferred revenue	946,882	126,250
Lease liability	(238,385)	-
Net cash used in operating activities	(129,959)	(1,652,827)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(8,407)
Purchase of intangible assets	-	(97,978)
Deposit for property and equipment	-	(11,739)
Deposits and other assets	(89,418)	-
Net cash used in investing activities	(89,418)	(118,124)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds - related party advances	42,000	-
Repayments - related party advances	(242,196)	-
Proceeds - notes payable	-	86,360
Payments on line of credit	(194,727)	-
Offering costs	(944,956)	(737,094)
Proceeds from sale of Non-Voting Common Stock	1,649,116	1,150,495
Net cash provided by financing activities	309,237	499,761

Increase (decrease) in cash and cash equivalents	89,860	(1,271,190)
Cash and cash equivalents, beginning of year	643,494	2,221,222
Cash and cash equivalents, end of year	$733,354	$950,032

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$800	$-

Non cash investing and financing activities:
Subscription receivable from sale of Non-Voting Common Stock	$-	$10,590
Operating lease, Right-of-use assets and liabilities	$2,506,711	$-

See accompanying notes to the financial statements

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Jet Token Inc. was formed on June 4, 2018 (“Inception”) in the State of Delaware.  The consolidated financial statements of Jet Token Inc. (the “Company” or “Jet Token”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company is headquartered in Las Vegas, Nevada.

In September 2020, the Company formed a wholly owned subsidiary Galilee LLC, a Delaware limited liability company. In November 2020, the Company formed a wholly owned subsidiary Jet Token Management Inc., a Delaware corporation, and later changed its name to Jet Token Software Inc. In November 2020, the Company formed another wholly owned subsidiary, Jet Token Management Inc. a California corporation. In June 2021, the Company formed a wholly owned subsidiary Galilee 1 SPV LLC, a Delaware limited liability company. In March and June 2022, the Company formed two wholly owned subsidiaries, Galilee II SPV LLC and Galilee III SPV LLC, respectively. Both are Delaware limited liability companies. These were both sold subsequent to June 30, 2022 as part of the Company's fractional ownership program. To date, all subsidiaries have had no operations.

The Company intends to combine concepts from fractional jet and jet card programs with lessons learned from building blockchain communities. The Company believes the tokenization of flight hours under (as the enterprise matures) fractional jet and jet card programs offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher industry fleet utilization. The Company’s purposeful enhancement of price discovery and reduced entry price have the potential to produce fairer and more inclusive results for aircraft owners and travelers alike.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans

The Company has limited operating history and revenue generating activity to date and has incurred losses from operations since Inception. These matters raise concern about the Company's ability to continue as a going concern.

The Company began ramping up its revenue-generating activities during the second half of the year ended December 31, 2021 and continuing into 2022.  During the next twelve months, the Company intends to fund its operations with capital from its operations, prior and current Regulation A campaign and additional equity offerings. The Company also has the ability to reduce cash burn to preserve capital. There are no assurances, however, that management will be able to raise capital on terms acceptable to the Company.  If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company’s business Plan and harm its business, financial condition and operating results. The consolidated balance sheets do not include any adjustments that might result from these uncertainties.

Basis of Presentation

The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States (“GAAP”). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited consolidated interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2021. The results of operations for the six-months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Reclassification

Certain prior period amounts have been reclassified for consistency with current period presentation. These reclassifications had no effect on the reported results of operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Jet Token Inc. and its wholly owned subsidiaries, Jet Token Software Inc., Jet Token Management Inc., Galilee LLC, Galilee 1 SPV LLC, Galilee II SPV LLC and Galilee III SPV LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company does not have any financial instruments as of June 30, 2022.

Risks and Uncertainties

The Company has a limited operating history and has only recently begun generating revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but are not limited to: changes in the airline industry, blockchain asset regulations by authorities, fuel and operating costs, changes to corporate governance best practices for executive flying, general demand for private jet travel, market acceptance of the Company’s business model and COVID-19 issues more fully described below. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, it is known that the travel industry in which we operate has been severely impacted. The Company is monitoring the situation and exploring opportunities in regard to travel behavior for when travel restrictions ease.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Cash and Cash Equivalents

For purpose of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once a preliminary project stage is complete, funding has been committed, and it is probable that the project will be completed, and the software will be used to perform the function intended. As of June 30, 2022 and December 31, 2021, the Company has capitalized approximately $398,000 and $398,000, respectively, of internal software related costs, which is included in intangible assets in the accompanying consolidated balance sheets. The software was launched on December 31, 2020. Amortization for the six months ended June 30, 2022 and 2021 was $66,351 and $66,348, respectively. Accumulated amortization as of June 30, 2022 was $199,047.

Revenue Recognition

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer, 2) identifies the performance obligations in the contract, 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. The Company generates/intends to generate revenue from three primary sources: a fractional ownership program, jet card programs, and ad hoc charter through the Jet Token App.

Under the fractional ownership program, a customer can purchase an ownership share in a jet which guarantees the customer access to the jet for a preset number of hours per year and provides all the benefits of plane ownership at a fraction of the cost. The jet card program provides the customer with a preset number of hours of guaranteed private jet access over the agreement term (generally a year) without the larger hourly or capital commitment of purchasing an ownership share. The fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. Alternatively, the jet card program consists of a fixed hourly rate for flight hours typically paid 100% upfront. The Company also generates revenues from individual ad hoc charter bookings sourced through our App, whereby the Company will source, negotiate, and arrange travel on a charter basis for a customer based on pre-selected options and pricing provided by the Company to the customer through the App. Revenue is recognized upon transfer of control of our promised services, which generally occurs upon the flight hours being used. Any unused hours for the fractional jet and jet card programs are forfeited at the end of the contract term and are thus immediately recognized as revenue at that time. Revenues from the sale of fractional or whole interests in an aircraft is recognized at the time title to the aircraft is transferred to the purchases, which generally occurs upon delivery or ownership transfer.

The Company defers revenue in all instances when the earnings process is not yet complete. As of June 30, 2022, the Company deferred $1,383,213 related to prepaid flight hours under the jet card program for which the related travel had not yet occurred.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The following is a breakout of revenue components by subcategory for the six months ended June 30, 2022 and 2021.

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Jet card and charter programs	$1,540,979	$170,911
Fractional/Whole Aircraft Sales	6,200,000	-
	$7,740,979	$170,911

Stock-Based Compensation

The Company accounts for stock awards under ASC 718, Compensation – Stock Compensation. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2022 and 2021, there were 66,823,357 and 27,695,357 options, 1,666,667 and 1,666,667 warrants, and 19,809,718 and 19,809,718 convertible preferred shares, respectively, excluded.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021, with early adoption permitted. The Company adopted the provisions of the new standard starting January 1, 2022 using the modified retrospective approach. As a result, the comparative financial information prior to the date of adoption has not been updated and continue to be reported under the accounting standards in effect for those periods. The adoption of ASC 842 resulted in the recognition of operating lease ROU assets and lease liabilities for operating leases of $2,506,711 as of January 1, 2022 (the present value of the remaining lease payments), and those accounts will be amortized over the remaining lease term of 59 months.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – OTHER ASSETS

Other assets consisted of the following:

	June 30, 2022	December 31, 2021
Aircraft Deposit	$400,000	$350,000
Deposits	53,132	13,714
Lease Maintenance Reserve	689,750	689,750
Lease Financing Costs	-	69,325
Total Other Assets	$1,142,882	$1,122,789

During 2020, the Company entered and executed an Aircraft purchase agreement with certain terms and conditions under which it made two payments in the amounts of $450,000 and $150,000 as purchase deposits for Aircrafts. The terms of the agreement specify that $250,000 of this amount shall be considered nonrefundable. During the year ended December 31, 2021, $200,000 of this amount was applied to the lease maintenance reserve required under the aircraft lease discussed in Note 5.

The Company also entered and executed an aircraft management and charter service agreement. The Company made an operating deposit of $50,000 into a segregated operating account as part of the service agreement. The Company is to maintain a $50,000 operating deposit for the length of the agreement.

NOTE 4 – NOTE PAYABLE

In May 2020, the Company received a loan in the amount of $121,000 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on April 13, 2020, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds were used for payroll, covered rent and other covered payments. The PPP Loan was formally forgiven effective January 2021.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

On February 2021, the Company received a loan in the amount of $86,360 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest and principal payments deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the 24-week period beginning on February 18, 2021, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default.  The PPP loan proceeds will be used for payroll, covered rent and other covered payments. The PPP Loan was formally forgiven effective July 2021.

In July 2021, the Company entered into a loan agreement with StartEngine Primary, LLC, a service provider of the Company. The agreement allows for advances up to an aggregate amount of $500,000 to pay for advertising and promotion services in connection with the Company’s equity offerings. The advances are non-interest bearing and shall be repaid on the date of the closing of the Company’s equity offering from the proceeds of the offering. During the year ended December 31, 2021, approximately $452,000 had been drawn on the loan, with a balance of $194,727 due as of December 31, 2021. During the six months ended June 30, 2022, the Company repaid this remaining balance in full.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In November 2021, the Company entered into a leasing arrangement with a third party for an aircraft to be used in the Company’s operations. The lease term is for 60 months, expiring November 2026, and requires monthly lease payments. At any time during the lease term, the Company has the option to purchase the aircraft from the lessor at the aircraft’s fair market value at that time.

The lease agreement also requires the Company to hold a liquidity reserve of $500,000 in a separate bank account as well as a maintenance reserve of approximately $690,000 for the duration of the lease term. The liquidity reserve is held in a bank account owned by the Company. The maintenance reserve are funds held by the lessor to be used for reasonable maintenance expenses in excess of those covered by the airframe and engine maintenance programs maintained by the Company. These maintenance programs are designed to fully cover the Company’s aircraft’s maintenance costs, both scheduled and unscheduled, and therefore the Company does not expect these funds will be drawn upon. If funds from the maintenance reserve are expended by the lessor, the Company is required to replenish the maintenance reserve account up to the required reserve amount. Any funds remaining at the end of the Lease term will be returned to the Company. In connection with this leasing arrangement, the Company agreed to pay an arrangement fee of $70,500 to a separate third party. Upon adopting ASC 842 effective January 1, 2022 as discussed in Note 2, the Company elected to adopt the package of practical expedients, which include the option to not reassess whether initial direct costs meet the new definition under ASC 842 at the initial application date. As such, the unamortized balance of the arrangement fee has been included within the right-of-use asset in the accompanying balance sheet and is being amortized to lease expense over the remaining term of the lease.

On April 4, 2022, the Company entered into an additional leasing arrangement with a third party for an aircraft to be used in the Company’s operations, substantially identical to the terms of the November 2021 agreement. The lease term was for 60 months, expiring April 4, 2027, and required monthly lease payments. At any time during the lease term, the Company had the option to purchase the aircraft from the lessor at the aircraft’s fair market value at that time. The lease agreement also required the Company to maintain its existing liquidity reserve of $500,000 in a separate bank account as well as an additional maintenance reserve of approximately $690,000 for the duration of the lease term. The liquidity reserve is required to be held in a bank account owned by the Company. Any funds remaining at the end of the Lease term would be returned to the Company. In May 2022, the Company exercised the option to purchase the aircraft from the lessor and in June 2022 sold the aircraft

Total lease expense for the six months ended June 30, 2022 and 2021 was $37,274 and $0, respectively, which is included within cost of revenues in the accompanying statement of operations.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Right-of-use lease assets and lease liabilities for our operating lease was recorded in the balance sheet as follows:

June 30, 2022
Operating lease right-of-use asset	$2,576,036
Accumulated amortization	(245,435)
Net balance	$2,330,601

Lease liability, current portion	$487,619
Lease liability, long-term	1,780,707
Total operating lease liabilities	$2,268,326

As of June 30, 2022, the weighted average remaining lease term was 4.4 years, and the weighted average discount rate was 3%.

Future minimum lease payments under this operating lease as of June 30, 2022 were as follows:

2022	$274,500
2023	549,000
2024	549,000
2025	549,000
2026	503,250
Total future minimum lease payments	2,424,750
Less imputed interest	(156,424)
Maturities of lease liabilities	$2,268,326

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 50,000,000 shares of its preferred stock with par value of $0.0000001. Of the authorized number of preferred shares, 10,000,000 shares have been designated as Series Seed Preferred Stock, 25,000,000 have been designated Series CF Non-voting Preferred Stock (“Series CF”), and 15,000,000 are undesignated. Each share of preferred stock can be converted to one share of common stock.

Common Stock

The Company has authorized the issuance of 500,000,000 shares of its common stock, of which 300,000,000 are designated as common stock and 200,000,000 are non-voting common stock, all par value of $0.0000001. Shares of non-voting common stock will convert automatically into fully paid and nonassessable shares of the Company’s voting common stock upon the closing of the sale of shares of voting common stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon the merger of the Company with and into another entity. The conversion rate is currently one share of voting common stock per share of non-voting common stock.

In February 2020, the Company undertook a Regulation A, Tier 2 offering for which it is selling up to 33,333,333 non-voting common stock at $0.30 per share for a maximum of $10,000,000. During the six months ended June 30, 2021, the Company closed on 1,494,462 shares of non-voting common stock for gross proceeds of $448,339, which had been committed to and held in a third-party escrow prior to December 31, 2020. The Company also collected the remaining $522,966 of the proceeds that had been subject to hold-back in escrow. During the six months ended June 30, 2022, the Company also collected on the sale of an additional 45,065 shares of non-voting common stock for gross proceeds of $13,550 under this offering.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

In June 2021, the Company undertook another Regulation A, Tier 2 offering for which it is selling up to 29,173,333 non-voting common stock at $0.75 per share for a maximum of $21,880,000. During the six months ended June 30, 2021, the Company issued 253,040 shares of non-voting common stock under the Regulation A, Tier 2 campaign for aggregate gross proceeds of $189,780, with $10,590 of these proceeds pending release from escrow. During the six months ended June 30, 2022, the Company issued an additional 2,164,648 shares of non-voting common stock under this offering for aggregate gross proceeds of $1,635,566. A total of $96,600 related to this offering is pending release from escrow as of June 30, 2022.

During the six months ended June 30, 2021, the Company entered into an agreement with its Executive Chairman to exchange 6,646,667 shares of common stock for 6,646,667 shares of non-voting common stock for no consideration.

Warrants

In connection with the Regulation A, Tier 2 offering noted above, the Company engaged StartEngine Primary, LLC (“StartEngine”) to act as its placement agent. For such, StartEngine will receive 7% commissions on proceeds from the offering and the Company will issue warrants to StartEngine up to 5% of the non-voting common stock sold through StartEngine at an exercise price of $0.30 per share. In December 2020, the Company issued the 1,666,667 warrants owed to StartEngine in connection with this arrangement. The warrants have an exercise price of $0.30 and a term of three years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. The Company accounts for these warrants in accordance with ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect.

Stock Options

On June 4, 2018, the Company’s Board of Directors adopted the JET TOKEN INC. 2018 Stock Option and Grant Plan (the “2018 Plan”).  The 2018 Plan provides for the grant of equity awards to employees, and consultants, to purchase shares of the Company’s common stock and is administered by the Company’s Board of Directors.  As of December 31, 2020, up to 25,000,000 shares of its common stock were reserved for issuance pursuant to awards granted under the 2018 Plan. During the year ended December 31, 2021, the 2018 Plan was amended three times to increase the total number of shares reserved for issuance thereunder. As of June 30, 2022 and December 31, 2021, the total number of shares reserved for issuance under the 2018 Plan was 75,000,000 shares, consisting of (i) 25,000,000 shares of common stock and (ii) 50,000,000 shares of non-voting common stock. The 2018 Plan is administered by the Company’s Board of Directors.

In August 2021, the Company’s Board of Directors adopted the Jet Token Inc. 2021 Stock Plan (the “2021 Plan”). The 2021 plan provides for the grant of equity awards to employees, outside directors, and consultants, including the direct award or sale of shares, stock options, and restricted stock units to purchase shares. Up to 5,000,000 shares of our non-voting common stock may be issued pursuant to awards granted under the 2021 Plan. In the event that shares of non-voting common stock subject to outstanding options or other securities under the Company’s 2018 Stock Option and Grant Plan expire or become exercisable in accordance with their terms, such shares shall be automatically transferred to the 2021 Plan and added to the number of shares then available for issuance under the 2021 Plan. The 2021 Plan is administered by the Company’s Board of Directors, and expires ten years after adoption, unless terminated by the Board.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

During the six months ended June 30, 2021, the Company granted a total of 3,395,357 stock options to purchase common stock to various advisors and consultants. The options have a ten-year life. 1,000,000 of the options are exercisable at $0.30 and the remaining are exercisable at $0.75. 1,395,357 of the options were immediately vested on the grant date while the remaining options vest in monthly tranches over a three-year period. The options had a grant date fair value of approximately $1,483,000, which will be recognized over the vesting period.

During the six months ended June 30, 2022, the Company granted a total of 5,628,000 stock options to purchase common stock to various advisors and consultants. The options have a ten-year life and are exercisable at $0.75. 128,000 of the options were immediately vested on the grant date while the remaining options vest in monthly tranches over a three-year period. The options had a grant date fair value of approximately $2,943,000, which will be recognized over the vesting period.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30, 2022	December 31, 2021
Expected life (years)	6 to 10	5 to 10
Risk-free interest rate	1.43% - 2.81%	0.01% - 1.43%
Expected volatility	80%	80%
Annual dividend yield	0%	0%

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

During the six months ended June 30, 2022 and 2021, stock-based compensation expense of $2,371,247 and $1,007,599, respectively, was recognized for the vesting of these options. As of June 30, 2022, there was approximately $9,661,000 in unrecognized stock-based compensation, which will be recognized through June 2025.

Restricted Stock Units

In August 2021, the Company granted Restricted Stock Units (RSUs) to a contractor. The grant allows the contractor to earn up to 4,813,333 shares of non-voting common stock and contains both service-based vesting requirements and liquidity event requirements. Service-based requirements are such that the contractor needs to continue to provide service through August 2022. In addition to the service-based requirements, in order for the RSUs to vest, the Company will need to undertake an IPO or a sale as defined by the grant notice. The RSUs expire in seven years. As of June 30, 2022, the Company has determined that it is not yet probable that these RSUs will vest, and accordingly, have not yet recorded expense related to these RSUs.

JET TOKEN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 – RELATED PARTY TRANSACTIONS

From time to time, related parties make payments on the Company’s behalf or advance cash to the Company for operating costs which require repayment. Such transactions are considered short-term advances and non-interest bearing. During the six months ended June 30, 2022 and 2021, the Company’s Founder and Executive Chairman advanced a total of $72,000 and $0, respectively, to the Company in the form of a non-interest-bearing loan, and the Company repaid $242,196 and $0 of these advances, respectively. As of June 30, 2022 and December 31, 2021, the Company owed $0 and $200,196, respectively, to the Company’s Founder and Executive Chairman related to such advances.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to June 30, 2022, the Company issued an additional 908,883 shares of non-voting common stock at a price of $0.75 per share under the Regulation A, Tier 2 offering discussed in Note 6 for aggregate gross proceeds of $681,662. The Company also collected on the sale of an additional 16,829 shares of non-voting common stock at a price of $0.30 per share under the previous Regulation A, Tier 2 offering also discussed in Note 6 for aggregate proceeds of $5,049.

Subsequent to June 30, 2022, the Company granted a total of 2,250,000 stock options to purchase non-voting common stock to various employees and consultants. The options are exercisable at $0.75 per share, have ten year lives, and contain various vesting provisions.

In August and September 2022, the Company took delivery of the remaining two HondaJets under the Company’s fleet purchase agreement discussed in Note 3. Both jets were also then sold as part of the Company’s fractional program.

The Company executed a Share Purchase Agreement, dated as of August 4, 2022, with GEM Yield LLC SCS and GEM Yield Bahamas Limited (together with GEM Yield LLC SCS, "GEM"). Upon the Company’s common stock being publicly listed on a U.S. securities exchange, such as the NYSE or NASDAQ, the Company will have the right to periodically issue and sell to GEM, and GEM has agreed to purchase, up to $40,000,000 aggregate value of shares of the Company’s common stock during the 36-month period following the date of listing.

In consideration for these services, the Company has agreed to pay GEM a commitment fee equal to $800,000 payable in cash or freely tradable shares of the Company’s common stock, payable on or prior to the first anniversary of the date of listing. On the date of listing, the Company will also issue to GEM warrants granting it the right to purchase up to 6% of the outstanding common stock of the Company on a fully diluted basis as of the date of listing. The warrant will have a term of three years.

The Company has also entered into a Registration Rights Agreement with GEM, obligating the Company to file a Registration Statement with respect to resales of the shares of common stock issued to GEM under the Share Purchase Agreement and upon exercise of the warrant.

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 23, 2022, the issuance date of these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)

2.2	Bylaws, as amended (incorporated herein by reference to the copy submitted as Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)

4.1	Form of Subscription Agreement (incorporated herein by reference to the copy submitted as Exhibit 4.1 to Amendment No. 1 to the Company’s Offering Statement on Form 1-A, filed on March 15, 2021)

4.2	Amended and Restated Irrevocable Power of Attorney (incorporated herein by reference to the copy submitted as Exhibit 4.2 to the Company’s Amendment No. 3 to the Offering Statement on Form 1-A, filed on May 3, 2021)

6.1	WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated July 17, 2019 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on December 12, 2019)

6.2	Amendments to WeWork Membership Agreement between the Company and 10845 Griffith Peak Drive Tenant LLC dated November 25, 2020 and March 4, 2021, respectively (incorporated herein by reference to the copy submitted as Exhibit 6.2 to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A, filed on March 15, 2021)

6.3	Executive Aircraft Management and Charter Services Agreement between Jet Token Management Inc., a subsidiary of the Company, and Great Western Air, LLC (DBA Cirrus Aviation Services, LLC) dated as of November 16, 2020 (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on November 17, 2020)

6.4	Jet Token Inc. 2021 Stock Plan (incorporated herein by reference to the copy submitted as Exhibit 6.4 to the Company’s Form 1-K filed on April 30, 2021)

6.5	Offer Letter between the Company and George Murnane (incorporated herein by reference to the copy submitted as Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on October 29, 2019)

6.6	HondaJet Fleet Purchase Agreement, dated as of December 4, 2020, between Galilee LLC, a subsidiary of the Company, and Honda Aircraft Company, LLC (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on December 11, 2020)

6.7	Share Exchange Agreement, dated as of January 22, 2021, between the Company and Michael Winston (incorporated herein by reference to the copy submitted as Exhibit 6.10 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)

6.8	Aircraft Lease, dated as of November 23, 2022, between Western Finance Company and a subsidiary of the Company (incorporated herein by reference to the copy submitted as Exhibit 6.11 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021)

6.9	Share Purchase Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated herein by reference to the copy submitted as Exhibit 6.1 to the Form 1-U filed on August 8, 2022)

6.10	Registration Rights Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated herein by reference to the copy submitted as Exhibit 6.2 to the Form 1-U filed on August 8, 2022)

6.11	Form of Warrant (incorporated herein by reference to the copy submitted as Exhibit 6.3 to the Form 1-U filed on August 8, 2022)

8	Escrow Agreements (incorporated herein by reference to the copy submitted as Exhibit 8 to the Company’s Offering Statement on Form 1-A, filed on February 10, 2021 and the copy submitted as Exhibit 8 to Amendment No. 3 to the Company’s Offering Statement on Form 1-A, filed on February 13, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, Nevada, on September 23, 2022.

Jet Token Inc.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 23, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ George Murnane
By George Murnane, Chief Executive Officer and President
Date: September 23, 2022

/s/ Michael D. Winston, CFA
By Michael D Winston, CFA, Founder and Executive Chairman, Treasurer Principal Financial Officer, Principal Accounting Officer
Date: September 23, 2022